Exhibit 99.1

Nisun International Cooperates with Pinhutang Distillery to Facilitate Agricultural Product Purchases

SHANGHAI, China, July 22, 2022 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun” or the “Company”) (Nasdaq: NISN), a provider of innovative comprehensive solutions through an integration of technology, industry, and finance, announced Fanlunke Supply Chain Management (Shanghai) Co., Ltd. ("Fanlunke"), a subsidiary of Fintech (Shanghai) Digital Technology Co., Ltd. and a controlled affiliate of the Company, has entered into a supply chain services agreement with Yunnan Pinhutang Distillery, Co., Ltd. ("Pinhutang Distillery"). Under this agreement, Fanlunke will provide procurement and supply chain management services to Pinhutang Distillery to help meet demand for Agricultural products.

Founded in 2012, Pinhutang Distillery is famous from its Dendrobium liquor. Dendrobium has been used for thousands of years as key herbs in traditional Chinese medicine. Dendrobium contains several chemicals that may have health effects, such as lowering blood pressure, increasing blood sugar, and reducing pain.

Pinhutang Distillery focused on its Dendrobium-related operations, integrating Dendrobium planting, processing, research & development, and brand marketing since its establishment. Pinhutang Distillery has 800 mu of Dendrobium organic planting base, more than 140 mu of modern industrial factories for Dendrobium product development and processing, as well as a relatively large-scale rice-flavor liquor production base in Yunnan province. Sales of Dendrobium liquor have increased significantly in the past two years.

“There is a long history of drinking medicinal liquor in China. In ancient Egypt and China, alcohol was used in herbal medicine. With more Chinese people exploring new health trends, we believe Dendrobium and other traditional Chinese medicine products with health-preserving and healthcare effects have significant growing potential,” said Mr. Xiaoyun Huang, Chairman and Chief Executive Officer of Nisun International. “Cooperating with Pinhutang Distillery gives Nisun opportunities to enter into the Chinese medicinal products industry. We will leverage our advantages to provide our clients with effective and high-quality supply chain services.”

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries and controlled companies, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating and creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-international.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun's view of its future expectations, plans and prospects that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun's registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts

Nisun International Enterprise Development Group Co., Ltd

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Tel: +86 (21) 2357-0055
Email: ir@cnisun.com

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Email: nisun@icrinc.com